UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment      )*

WALGREENS BOOTS ALLIANCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

931427108

(CUSIP Number)

Simone Retter

Alliance Santé Participations S.A.

14, avenue du X Septembre

L-2550 Luxembourg

Grand Duchy of Luxembourg

+ 352 27 99 01 03

With a copy to:

Ben Burman

Darrois Villey Maillot Brochier AARPI

69, avenue Victor Hugo

75116 Paris, France

+ 33 1 45 02 19 19

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 931427108		13D

1	Name of Reporting Person AB Acquisitions Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Gibraltar

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 139,689,339

	8	Shared Voting Power 0

	9	Sole Dispositive Power 139,689,339

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 139,689,339

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.8% *

14	Type of Reporting Person (See Instructions) CO

*  This calculation is based on 1,089,975,766 shares of Common Stock, par value $0.01 per share, outstanding, calculated as the sum of (i) 945,642,298 shares of common stock, par value $0.078125 per share, of Walgreen Co. outstanding as of November 30, 2014, as reported by Walgreen Co. on its Quarterly Report on Form 10-Q for the period ended November 30, 2014, filed by Walgreen Co. with the Securities and Exchange Commission on December 30, 2014 and (ii) 144,333,468 shares of Common Stock issued on December 31, 2014 in connection with the closing of the acquisition by the Issuer of the remaining 55% of the share capital of Alliance Boots GmbH not previously held by the Issuer.

CUSIP No. 931427108		13D

1	Name of Reporting Person Alliance Santé Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 74,296,870

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 74,296,870

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 213,986,209

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.6% *

14	Type of Reporting Person (See Instructions) CO

* This calculation is based on 1,089,975,766 shares of Common Stock, par value $0.01 per share, outstanding, calculated as the sum of (i) 945,642,298 shares of common stock, par value $0.078125 per share, of Walgreen Co. outstanding as of November 30, 2014, as reported by Walgreen Co. on its Quarterly Report on Form 10-Q for the period ended November 30, 2014, filed by Walgreen Co. with the Securities and Exchange Commission on December 30, 2014 and (ii) 144,333,468 shares of Common Stock issued on December 31, 2014 in connection with the closing of the acquisition by the Issuer of the remaining 55% of the share capital of Alliance Boots GmbH not previously held by the Issuer.

CUSIP No. 931427108	13D

1	Name of Reporting Person NEWCIP S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 74,296,870

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 74,296,870

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 213,986,209

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.6% *

14	Type of Reporting Person (See Instructions) CO

*  This calculation is based on 1,089,975,766 shares of Common Stock, par value $0.01 per share, outstanding, calculated as the sum of (i) 945,642,298 shares of common stock, par value $0.078125 per share, of Walgreen Co. outstanding as of November 30, 2014, as reported by Walgreen Co. on its Quarterly Report on Form 10-Q for the period ended November 30, 2014, filed by Walgreen Co. with the Securities and Exchange Commission on December 30, 2014 and (ii) 144,333,468 shares of Common Stock issued on December 31, 2014 in connection with the closing of the acquisition by the Issuer of the remaining 55% of the share capital of Alliance Boots GmbH not previously held by the Issuer.

CUSIP No. 931427108	13D

1	Name of Reporting Person Stefano Pessina

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO, PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Monaco

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 74,296,870

	8	Shared Voting Power 139,689,339

	9	Sole Dispositive Power 74,296,870

	10	Shared Dispositive Power 139,689,339

11	Aggregate Amount Beneficially Owned by Each Reporting Person 213,986,209

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 19.6% *

14	Type of Reporting Person (See Instructions) IN

*  This calculation is based on 1,089,975,766 shares of Common Stock, par value $0.01 per share, outstanding, calculated as the sum of (i) 945,642,298 shares of common stock, par value $0.078125 per share, of Walgreen Co. outstanding as of November 30, 2014, as reported by Walgreen Co. on its Quarterly Report on Form 10-Q for the period ended November 30, 2014, filed by Walgreen Co. with the Securities and Exchange Commission on December 30, 2014 and (ii) 144,333,468 shares of Common Stock issued on December 31, 2014 in connection with the closing of the acquisition by the Issuer of the remaining 55% of the share capital of Alliance Boots GmbH not previously held by the Issuer.

Explanatory Note

Effective December 31, 2014, Walgreens Boots Alliance, Inc., a Delaware corporation (the “Issuer”), became the successor of Walgreen Co., an Illinois corporation (the “Original Issuer”), as the result of a reorganization of the Original Issuer into a holding company structure (the “Reorganization”) pursuant to a Reorganization Merger Agreement, dated October 17, 2014, by and among the Original Issuer, the Issuer and Ontario Merger Sub, Inc., a newly-formed, wholly-owned subsidiary of the Issuer, incorporated under the laws of Illinois, formed in order to effect the Reorganization.  Pursuant to the Reorganization, all existing shares of common stock, par value $0.078125 per share, of the Original Issuer (CUSIP No. 931422109) were converted into shares of Common Stock (as defined below), on a one-for-one basis; accordingly, the proportionate interests of the stockholders of the Issuer immediately after the Reorganization were unchanged from their proportionate interests in the Original Issuer immediately prior to the Reorganization.  Following the Reorganization, on December 31, 2014, the Issuer issued 144,333,468 new shares of Common Stock in connection with the closing of the acquisition by the Issuer of the remaining 55% of the share capital of Alliance Boots GmbH not previously held by the Original Issuer, as further described in this Statement on Schedule 13D (this “Statement”).

This Statement amends and restates in its entirety, with respect to the Common Stock of the Issuer, the Statement on Schedule 13D originally filed jointly by the Pessina Reporting Parties (as defined herein) on August 8, 2012 (File no. 005-08244) with respect to their beneficial ownership of the common stock, par value $0.078125 per share, of the Original Issuer (CUSIP No. 931422109).

Item 1.  Security and Issuer.

This Statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Walgreens Boots Alliance, Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 108 Wilmot Road, Deerfield, Illinois 60015.

Item 2.  Identity and Background.

(a)             This Schedule 13D is being filed by:

(i)                 AB Acquisitions Holdings Limited, a private limited liability company incorporated under the laws of Gibraltar with a registered address at 57/63 Line Wall Road, Gibraltar and registered with the Gibraltar company registry under No. 98476 (“AB Gibco”);

(ii)              Alliance Santé Participations S.A., a Luxembourg corporation (société anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 51280 (“ASP”);

(iii)           NEWCIP S.A., a Luxembourg corporation (société anonyme) with a registered address at 14, avenue du X Septembre, L-2550 Luxembourg and registered with the Luxembourg Registry of Companies and Commerce under B 123006 (“NEWCIP”); and

(iv)          Stefano Pessina, a citizen of Monaco (“Pessina”).

ASP, NEWCIP and Pessina are collectively referred to herein as the “Pessina Reporting Persons”, and, together with AB Gibco, are collectively referred to herein as the “Reporting Persons”.

The shares of Common Stock reported as beneficially owned with sole voting and sole dispositive power by AB Gibco are held of record by AB Gibco. The shares of Common Stock reported as beneficially owned with sole voting and sole dispositive power by the Pessina Reporting Persons are held of record by ASP.

NEWCIP is the sole shareholder of ASP and Pessina holds 100% voting control over NEWCIP. AB Gibco is jointly controlled by Pessina (indirectly through his control of NEWCIP and ASP), and the KKR Investors.  ASP holds of record 50% of the voting power and approximately 34.7% of the share capital of AB Gibco.  The KKR Investors (as defined below) hold of record 50% of the voting power of AB Gibco, and together with their affiliates, approximately 31.1% of the share capital of AB Gibco.  As used in this Statement, the “KKR Investors” means KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, each of which is a Cayman Islands exempted limited company.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable.

(b)             The principal business address of AB Gibco is at 57/63 Line Wall Road, Gibraltar GX11 1AA. The principal business address of ASP and NEWCIP is at 14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg. The business address of Pessina is at 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

(c)              AB Gibco is principally engaged in the business of investing in and holding the securities of subsidiary undertakings, including (prior to the Second Step Acquisition on December 31, 2014) Alliance Boots GmbH, a private limited liability company incorporated under the laws of Switzerland, having its registered office at Untermattweg 8, 3027 Bern, Switzerland and registered with the Registry of Companies and Commerce of the Canton of Zug under No. CH-170.4.007-953-1 (“Alliance Boots”).

The principal business of ASP and NEWCIP is the holding of investments. The principal business occupation of Pessina is as the Executive Chairman of Alliance Boots.  Since August 2, 2012, Pessina has also been a member of the Board of the Original Issuer and, effective as of the effective time of the Reorganization, of the Issuer.  Effective as of the closing of the Second Step Acquisition (as defined below), Pessina has been appointed Executive Vice Chairman of the Issuer, with responsibility for Strategy and Mergers & Acquisitions.  On December 14, 2014, the Original Issuer announced that Greg Wasson, its president and chief executive officer (“Wasson”), had informed the board that he would retire shortly after the close of the Second Step Acquisition, and that Pessina would serve as the acting chief executive officer of the Issuer, pending a search for a permanent successor to Wasson.  As of the date of this Statement, Wasson has not yet retired.

(d), (e)  During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed in Annex A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none has been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)               AB Gibco is incorporated under the laws of Gibraltar. Each of ASP and NEWCIP are incorporated under the laws of Luxembourg.  Pessina is a citizen of Monaco.

Item 3.  Source and Amount of Funds or Other Consideration.

First Step Acquisition

As of August 2, 2012, each of the Pessina Reporting Persons beneficially owned 72,841,856 shares of common stock, par value $0.078125 per share, of the Original Issuer. These shares were acquired in connection with the sale to the Original Issuer of 45% of the issued and outstanding share capital of Alliance Boots by AB Gibco and Barclays Wealth Trustees (Guernsey) Limited, acting on behalf of certain managers participating in the Alliance Boots Management Equity Plan (the “MEP Trustee”), in exchange for $4,025 million in cash (the “First Step Cash Consideration”) and a total of 83,392,670 shares of common stock of the Original Issuer (the “First Step Stock Consideration” and together with the First Step Cash Consideration, the “First Step Purchase Proceeds”), pursuant to and in accordance with the Purchase and Option Agreement, dated June 18, 2012, as amended on August 5, 2014 and again on December 31, 2014 (as so amended, the “Purchase Agreement”), by and among the Original Issuer, Alliance Boots and AB Gibco (the “First Step Acquisition”).  The Purchase Agreement also provided, among other things and subject to the satisfaction or waiver of specified conditions, that the Original Issuer would have the right, but not the obligation, to acquire the remaining 55% interest in Alliance Boots (the “Call Option”) in exchange for GBP 3,133 million in cash, payable in British pounds sterling (the “Second Step Cash Consideration”), and 144,333,468 shares of common stock of the Original Issuer (the “Second Step Stock Consideration” and together with the Second Step Cash Consideration, the “Second Step Purchase Proceeds”), subject to certain specified adjustments (the “Second Step Acquisition”).

The First Step Acquisition was completed on August 2, 2012.  A total of 72,103,713 shares of common stock of the Original Issuer were transferred to ASP on August 2, 2012 in connection with the immediate and contemporaneous return of the First Step Purchase Proceeds by AB Gibco to its investors, as the result of: (i) the redemption by AB Gibco of securities representing part of ASP’s original investment in AB Gibco in exchange for 66,724,106 shares of common stock of the Original Issuer; (ii) the redemption by AB Gibco of securities issued in respect of a further cash investment of $167,718,410 by ASP on August 1, 2012 in exchange for 5,379,418 shares of common stock of the Original Issuer, or $31.1778 per share; and (iii) the purchase of 189 shares of Common Stock for a purchase price of $5,893, or $31.1778 per share of common stock of the Original Issuer, from Alliance Sprint Holdings Ltd, an affiliate of ASP which had received such shares of common stock of the Original Issuer in connection with the return of First Step Purchase Proceeds by AB Gibco to an investor in which Alliance Sprint Holdings Ltd holds a limited partner interest.

In addition, on August 2, 2012, on completion of the First Step Acquisition, ASP received 738,143 shares of common stock of the Original Issuer as part of the First Step Stock Consideration paid by the Original Issuer to acquire its direct interest in shares of Alliance Boots sold on its behalf by the MEP Trustee, which interests had been assigned by Pessina, a participant in the Alliance Boots Management Equity Plan, to ASP on July 30, 2012 for the purchase price of $23,013,675, or $31.1778 per share of common stock of the Original Issuer.

The additional cash investment made by ASP in AB Gibco on August 1, 2012 and the purchase price paid to acquire the 189 shares of common stock of the Original Issuer from Alliance Sprint Holdings Ltd and Pessina’s interests in the Alliance Boots Management Equity Plan were financed from the personal funds of Pessina, the existing working capital of ASP and its affiliates and ASP’s unconfirmed credit facility for an amount of $80,215,783.24 granted on its account at HSBC Private Bank, on which it paid interest equal to 1-week LIBOR plus 20 basis points and which has subsequently been repaid.

Interim Acquisitions from MEP Participants

On April 19, 2013, ASP acquired 83,299 shares of common stock of the Original Issuer from certain managers (who had acquired such stock in connection with the First Step Acquisition as a result of their participation in the Alliance Boots Management Equity Plan), for an aggregate purchase price of $4,049,997.38, or $48.62 per share.  On July 12, 2013, ASP acquired a further 34,439 shares of common stock of the Original Issuer from certain managers (who had acquired such stock in connection with the First Step Acquisition as a result of their participation in the Alliance Boots Management Equity Plan), for an aggregate purchase price of $1,576,273.03, or $45.77 per share of common stock of the Original Issuer. Following these two acquisitions, the Pessina Reporting Persons beneficially owned, with sole voting and sole dispositive power, 72,959,594 shares of common stock of the Original Issuer, all of which were held of record by ASP.

The additional acquisitions by ASP of shares of common stock of the Original Issuer described in the previous paragraph were financed from the personal funds of Pessina and the existing working capital of ASP.

Second Step Acquisition

The Call Option was originally exercisable by the Original Issuer, in its sole discretion, at any time during the period beginning on February 2, 2015 and ending on August 2, 2015.  On August 5, 2014, the Original Issuer entered into an amendment (the “Amendment No. 1”) to the Purchase Agreement and the Shareholders Agreement (as defined below) with AB Gibco, Alliance Boots, Walgreen Scotland Investments LP, a limited partnership established in Scotland and an indirect wholly-owned subsidiary of the Original Issuer (“Option Sub”), the KKR Investors, Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership, ASP and Pessina, pursuant to which the period to exercise the Call Option was accelerated to begin on August 5, 2014.  On August 5, 2014, Walgreens (through Option Sub, whose rights and obligations under the Purchase Agreement were subsequently indirectly assigned to Ontario Holdings WBA Limited) exercised the Call Option.

The Second Step Acquisition closed on December 31, 2014.  On December 31, 2014, immediately prior to the completion of the Second Step Acquisition, the Purchase Agreement and Shareholders Agreement were amended by Amendment No. 2 to such agreements.  Also on that date, prior to completion of the Second Step Acquisition, the Reorganization became effective, with the result that all existing shares of common stock of the Original Issuer, previously issued to or otherwise acquired by the Pessina Reporting Persons, were converted into shares of Common Stock, on a one-for-one basis.

In connection with the Second Step Acquisition, on December 31, 2014, as part of the Second Step Stock Consideration, the Issuer issued 1,337,276 shares of Common Stock to ASP in consideration of the cancellation of a total of 4,574,846 ordinary shares, par value GBP0.25 per share, of AB Acquisitions Luxco 1 S.à r.l. (“Luxco Shares”), a direct subsidiary of Alliance Boots, beneficially held by ASP in connection with the Alliance Boots Management Equity Plan.  ASP had acquired 3,657,500 of these Luxco Shares from Pessina on September 24, 2014, for the aggregate purchase price of $56,497,861.  ASP acquired a further 598,266 of these Luxco Shares from Pessina on December 24, 2014, for the aggregate purchase price of $12,648,163.  ASP acquired the balance of 319,080 of these Luxco Shares from certain other managers participating in the Alliance Boots Management Equity Plan, for the aggregate purchase price of $6,745,624.  Immediately following the completion of the Second Step Acquisition, the Pessina Reporting Persons beneficially owned, with sole voting and sole dispositive power, 74,296,870 shares of Common Stock, all of which were held of record by ASP.

Also, on December 31, 2014, in connection with the Second Step Acquisition, the Issuer issued 139,689,339 shares of Common Stock to AB Gibco.

The information required by this Item with respect to the persons listed in Annex A is described therein and incorporated herein by reference.

Item 4.  Purpose of Transaction.

The information set forth under Items 3 and 6 is hereby incorporated by reference.

The Pessina Reporting Persons currently intend to hold the shares of Common Stock, held of record by ASP, for the long-term.  However, the Pessina Reporting Persons will review on an ongoing and continuing basis their investment in the Issuer. Depending upon the factors discussed below, the Pessina Reporting Persons (subject to applicable law and contractual restrictions described herein) may acquire additional shares of Common Stock (including indirectly through the operation of any election procedures with respect to the mix of consideration to be received in respect of their proportionate share of the Second Step Purchase Proceeds) or other securities of the Issuer or may sell shares of Common Stock or other securities of the Issuer.  Further, subject to applicable law and compliance with the Issuer’s securities trading policies and procedures binding on Pessina, the Pessina Reporting Persons may enter into derivative transactions or alternative structures with respect to the shares of Common Stock or the economic or voting rights attached thereto.  Subject to applicable law and contractual restrictions described herein, any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Pessina Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares of Common Stock or other securities of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Pessina Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

In his capacity as a director of the Issuer and as the executive officer of the Issuer with primary responsibility for strategy and mergers & acquisitions, Pessina may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.  As part of the ongoing evaluation of this investment and investment alternatives, Pessina may consider such matters and, subject to applicable law and contractual restrictions, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.  In addition, as announced by the Original Issuer on December 14, 2014, Wasson is expected to retire shortly after the close of the Second Step Acquisition, and Pessina will serve as the acting chief executive officer of the Issuer, pending a search for a permanent successor to Wasson.

Pursuant to the Purchase Agreement, as soon as practicable (but in no event more than 20 business days) after the closing of the Second Step Acquisition, AB Gibco shall deliver to its direct and indirect investors a written plan of delivery with respect to the Second Step Purchase Proceeds, including any election mechanism (the “Plan of Delivery”).  Pursuant to the Purchase Agreement, AB Gibco must hold the Second Step Stock Consideration delivered to AB Gibco by the Issuer for not less than 9 months before delivering any portion of it to its direct and indirect investors.  As soon as practicable after the date that is 9 months after the Second Step Acquisition, AB Gibco shall distribute 10 per cent of the Second Step Stock Consideration to its direct and indirect investors.  As soon as practicable after the date that is 12 months after the Second Step Acquisition, AB Gibco shall distribute the remaining 90% of the Second Step Stock Consideration to its direct and indirect investors.

Except as set forth in this Statement, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed in Annex A hereto, has any specific plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, the Reporting Persons or persons listed in Annex A hereto may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The ownership percentages set forth below are based on is based on 1,089,975,766 shares of Common Stock, par value $0.01 per share, outstanding, calculated as the sum of (i) 945,642,298 shares of common stock, par value $0.078125 per share, of the Original Issuer outstanding as of November 30, 2014, as reported by the Original Issuer on its Quarterly Report on Form 10-Q for the period ended November 30, 2014, filed by Original Issuer with the Securities and Exchange Commission on December 30, 2014 and (ii) 144,333,468 shares of Common Stock issued on December 31, 2014 in connection with the closing of the Second Step Acquisition.

(a)             The Pessina Reporting Persons beneficially own an aggregate of 213,986,209 shares of Common Stock, which represent, in the aggregate, approximately, 19.6% of the outstanding shares of Common Stock.  The 213,986,209 shares of Common Stock consist of (i) 74,296,870 shares of Common Stock held directly and of record by ASP; and (ii) 139,689,339 shares of Common Stock held directly and of record by AB Gibco.  The number of shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(b)             ASP has the sole power to vote and the sole power to dispose of the 74,296,870 shares of Common Stock held directly and of record by ASP, which shares represent approximately 6.8% of the outstanding shares of Common Stock.  NEWCIP is the sole shareholder of ASP and Pessina holds 100% voting control over NEWCIP; accordingly each of NEWCIP and Pessina may be deemed to be the beneficial owner of the 74,296,870 shares of Common Stock held directly and of record by ASP.

AB Gibco has the sole power to vote and the sole power to dispose of the 139,689,339 shares of Common Stock held directly and of record by AB Gibco, which shares represent approximately 12.8% of the outstanding shares of Common Stock.  ASP holds directly and of record 50% of the voting power of AB Gibco, and therefore may be deemed to have joint control of AB Gibco with the KKR Investors, which collectively hold directly and of record the other 50% of the voting power of AB Gibco.  As a result, ASP (and by virtue of their direct and indirect control of ASP, the other Pessina Reporting Persons) may be deemed to share beneficial ownership of the voting power and the dispositive power over the 139,689,339 shares of Common Stock held directly and of record by AB Gibco with the KKR Investors.  Each of the Pessina Reporting Persons disclaims beneficial ownership over such shares of Common Stock, except to the extent of ASP’s pecuniary interest therein.  As of the date hereof, based on its 34.7% ownership interest in AB Gibco, ASP (and by virtue of its direct and indirect control of ASP, each other Pessina Reporting Person) has a pecuniary interest in 48,476,821 of the 139,689,339 shares of Common Stock held directly and of record by AB Gibco.  Further information on the KKR Investors and their affiliates, which may also be deemed to share beneficial ownership of the voting power and the dispositive power over 139,689,339 shares of Common Stock held directly and of record by AB Gibco, is set forth on the Statement of Beneficial Ownership, dated as of the date hereof, filed jointly by the KKR Investors and such affiliates with the Securities and Exchange Commission.

As AB Gibco is jointly controlled by the Pessina Reporting Parties and the KKR Investors and their affiliates, the Pessina Reporting Persons may be deemed to be part of a group with AB Gibco and the KKR Investors and their affiliates.  Collectively, the Pessina Reporting Persons and the KKR Investors and their affiliates beneficially own an aggregate of 220,385,559 shares of Common Stock, which represents, in the aggregate, approximately, 20.2% of the outstanding shares of Common Stock.  The KKR Investors and their affiliates have separately filed a Schedule 13D with the Securities and Exchange Commission.  The KKR Investors and their affiliates directly hold 6,399,350 shares of Common Stock.  The filing of this Schedule 13D shall not be deemed an admission that the Pessina Reporting Persons are members of a group with AB Gibco or the KKR Investors, or any of their affiliates, and the Pessina Reporting Persons disclaim beneficial ownership of all shares of Common Stock held directly by the KKR Investors or their affiliates.

The information with respect to the voting and dispositive power of the shares of Common Stock beneficially owned by the persons listed in Annex A is set forth therein and is incorporated herein by reference.

(c)              Other than as described elsewhere in this Schedule 13D, the Reporting Persons and, to the knowledge of the Reporting Persons, the persons listed in Annex A hereto have effected no transactions in shares of Common Stock in the past 60 days.

(d)             Other than the Reporting Persons and the persons listed in Annex A hereto, and with respect to the shares of Common Stock held directly by AB Gibco, the other shareholders of AB Gibco, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Persons’ securities or, to the knowledge of the Reporting Persons, the securities of the persons listed in Annex A hereto, respectively.

(e)   Not applicable.

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the First Step Acquisition, (i) the Original Issuer, Kohlberg Kravis Roberts & Co. L.P. (“KKR”), the KKR Investors, Pessina and ASP (collectively, the “SP Investors”) and certain other direct or indirect shareholders of Alliance Boots receiving Common Stock in the Transaction (together with the KKR Investors and the SP Investors, the “Investors”) entered into the Shareholders Agreement, dated as of August 2, 2012, as amended from time to time, regarding, among other things, certain rights and obligations of the Investors as shareholders of the Original Issuer (the “Shareholders Agreement”).

Pursuant to a notification dated December 31, 2014 from the Original Issuer to the SP Investors, the KKR Investors and KKR, AB Gibco and Alliance Boots (the “Successor Notice”), Walgreens notified the addressees of the Successor Notice that, in connection with the Reorganization, the Issuer would succeed to the rights and obligations of the Original Issuer under the Shareholders Agreement, the Purchase Agreement and the other transaction documents executed in connection with the Purchase Agreement and that each such agreement and document would be binding upon and inure to the benefit of the Issuer as successor to Original Issuer.  Consequently, the Issuer is reported herein as the relevant party to the Shareholders Agreement instead of the Original Issuer.

Pursuant to the Purchase Agreement, AB Gibco may not transfer any of the shares of Common Stock held by it to its investors until the date that is nine months after the closing of the Second Step Acquisition.  After the expiration of such nine-month hold-back period, AB Gibco shall distribute 10% of such shares to its investors and after the date that is twelve months after the completion of the Second Step

Acquisition AB Gibco shall distribute the remaining 90% of such shares to its investors.

The Shareholders Agreement

In general, the Shareholders Agreement provides, among other things, that until (i) the SP Investors beneficially own less than 5% of the shares of Common Stock and (ii) Pessina is no longer serving as the Executive Chairman or the Chief Executive Officer of Alliance Boots (or, notwithstanding such title, is no longer actively involved in an operational and managerial capacity in the business activities and operational decisions of Alliance Boots, the Issuer or their respective subsidiaries), the SP Investors will be entitled to designate one nominee (the “SP Investor Designee”) to the Board of Directors of the Issuer for inclusion in the Issuer’s slate of directors.  For so long as Pessina is Executive Chairman or the Chief Executive Officer of Alliance Boots (or, notwithstanding the absence of such title, remains actively involved in an operational and managerial capacity in the business activities and operational decisions of Alliance Boots, the Issuer or their respective subsidiaries), Pessina shall be the SP Investor Designee.

Until (i) no SP Investor Designee is serving on the Board of Directors of the Issuer and the SP Investors shall no longer have, or shall have irrevocably waived, any right to designate any SP Investor Designee and (ii) Pessina is no longer serving as the Executive Chairman or the Chief Executive Officer of Alliance Boots (or, notwithstanding the absence of such title, is no longer actively involved in an operational and managerial capacity in the business activities and operational decisions of Alliance Boots, the Issuer or their respective subsidiaries), the SP Investors have agreed to vote all of their shares of Common Stock in accordance with the Issuer Board’s recommendation on matters submitted to a vote of the Issuer’s shareholders (including with respect to the election of directors).

In addition, the Shareholders Agreement contains a lock-up provision that prohibited the SP Investors from transferring their shares of Common Stock issued in connection with the First Step Acquisition (subject to certain exceptions for permitted transfers) until the earlier to occur of (i) the death or permanent disability of Pessina, (ii) the closing of the Second Step Acquisition and (iii) the termination of the Purchase Agreement according to its terms without the Issuer acquiring the remaining 55% of Alliance Boots (the “First Step Lock-up”).

As of completion of the Second Step Acquisition, the First Step Lock-up has expired and the SP Investors may transfer those shares (subject to the additional restrictions on transfer described below).  Other than solely in the case of a Permitted Transfer (as defined in the Shareholders Agreement), no SP Investor shall transfer any shares issued in connection with the Second Step Acquisition prior to the earlier of (i) the date that is nine months after the date of the Second Step Acquisition, or (ii) the death or permanent disability of Pessina (the “Second Step Lock-up”).

After the expiration of the First Step Lock-up and Second Step Lock-up restrictions, the Investors, including the SP Investors, are permitted to transfer their shares of Common Stock, subject to certain volume limitations and certain other restrictions.  The Shareholders Agreement provides the Investors, including the SP Investors, with demand, “piggyback” and shelf registration rights with respect to the Investors’ shares of Common Stock, which rights are exercisable after the expiration of the lock-up restrictions.

The Shareholders Agreement also contains certain standstill provisions that, among other things, in general, and subject to certain exceptions, prohibited the SP Investors from beneficially owning more than 95 million shares of Common Stock before the Second Step Acquisition and more than 167 million shares of Common Stock after the Second Step Acquisition, provided that neither limit shall restrict any SP Investor from purchasing additional shares of Common Stock through the reinvestment of dividends paid on such SP Investor’s shares of Common Stock.

The Shareholders Agreement contains certain restrictions on the ability of Pessina, the other Reporting Persons and their affiliates from competing with the Issuer.

The foregoing descriptions are qualified in their entirety by reference to the Purchase Agreement, the Shareholder Agreement, Amendment Agreement No. 1, Amendment Agreement No. 2 and the Successor Notice, each of which are attached as Exhibits B, C, D, E and F hereto, respectively, and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A                         Joint Filing Agreement, dated December 31, 2014, by and among, AB Acquisitions Holdings Limited, Alliance Santé Participations S.A., NEWCIP S.A. and Stefano Pessina.

Exhibit B                         Purchase and Option Agreement, dated as of June 18, 2012, by and among Alliance Boots GmbH, AB Acquisitions Holdings Limited, and Walgreen Co. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on June 19, 2012 (file number 001-00604))

Exhibit C                         Shareholders Agreement, dated as of August 2, 2012, by and among Walgreen Co., Stefano Pessina, KKR Sprint (Europe II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., each of the persons becoming a party thereto and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by the Original Issuer on August 6, 2012 (file number 001-00604)).

Exhibit D                         Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on August 6, 2014 (file number 001-00604)).

Exhibit E                          Amendment No. 2, dated December 31, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, as Amended by Amendment No. 1, dated as of August 5, 2014, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Ontario Holdings WBS Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P.

Exhibit F                           Notification Letter, dated December 31, 2014, from Walgreens to Alliance Boots GmbH, AB Acquisitions Holdings Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, KKR Sprint (KPE) Limited, Kohlberg Kravis Roberts & Co. L.P., Alliance Santé Participations S.A. and Stefano Pessina.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 31, 2014

AB ACQUISITIONS HOLDINGS LIMITED

By:	/S/ VIKRAM NAGRANI
Name: Vikram Nagrani
Title: Director

/S/ JUAN X. CHINCOTTA
Name: Juan X. Chincotta
Title: Director

ALLIANCE SANTÉ PARTICIPATIONS S.A.

By:	/S/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

NEWCIP S.A.

By:	/S/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

/S/ STEFANO PESSINA
STEFANO PESSINA

ANNEX A

AB ACQUISITIONS HOLDINGS LIMITED

Directors

Stefano Pessina

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Executive Vice Chairman, Strategy and Mergers & Acquisitions, Walgreens Boots Alliance, Inc.; Executive Chairman, Alliance Boots GmbH.

Beneficial Ownership of Issuer: See cover page for Stefano Pessina and Item 5 of the Statement

Ornella Barra

Business Address: 24 Boulevard du Ténao, Monte Carlo, 98000 Monaco.

Citizenship: Monaco.

Present Principal Occupation: Executive Vice President, Walgreens Boots Alliance, Inc. and President and Chief Executive Officer of Global Wholesale and International Retail

Beneficial Ownership of Issuer: 1,167,630 shares; approximately 0.1% of outstanding shares (1)(2)

Marco Pagni

Director of AB Gibco

Business address: Sedley Place, 4th Floor, 361 Oxford Street, London W1C 2JL, United Kingdom

Citizenship: United Kingdom

Present Principal Occupation: Group Legal Counsel & Chief Administrative Officer, Alliance Boots Group

Beneficial Ownership of Issuer: 426,983 shares; less than 0.1% of outstanding shares (1)(3)

Dominic P. Murphy

Business address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Citizenship: Republic of Ireland

Present Principal Occupation: Individual Partner, Kohlberg Kravis Roberts & Co. Partners LLP.

Beneficial Ownership of Issuer: 798 shares; less than 0.1% of outstanding shares (1)(4)

Mattia Caprioli

Business address: Stirling Square, 7 Carlton Gardens, London SW1Y 5AD, United Kingdom

Citizenship: Italy

Present Principal Occupation: Individual Partner, Kohlberg Kravis Roberts & Co. Partners LLP

Beneficial Ownership of Issuer: 0 shares.

Vikram Nagrani

Business address: c/o AB Acquisitions Holdings Limited, 57/63 Line Wall Road, Gibraltar

Citizenship: United Kingdom

Present Principal Occupation: Lawyer, Hassans

Beneficial Ownership of Issuer: 0 shares.

Juan X. Chincotta

Director of AB Gibco

Business address: c/o AB Acquisitions Holdings Limited, 57/63 Line Wall Road, Gibraltar

Citizenship: United Kingdom

Present Principal Occupation: Lawyer, Hassans

Beneficial Ownership of Issuer: 0 shares.

Wolfgang Zettel

Director of AB Gibco

Business address: 59, rue de Rollingergrund, L–2440 Luxembourg, Grand Duchy of Luxembourg

Citizenship: Federal Republic of Germany

Present Principal Occupation: Director, AVEGA S.à r.l

Beneficial Ownership of Issuer: 0 shares.

Other than the foregoing, AB Acquisitions Holdings Ltd has no other directors or executive officers

Notes:

(1)         Ownership percentages are based on 1,089,975,766 shares of Common Stock, par value $0.01 per share, outstanding, calculated as the sum of (i) 945,642,298 shares of common stock, par value $0.078125 per share, of Walgreen Co. outstanding as of November 30, 2014, as reported by Walgreen Co. on its Quarterly Report on Form 10-Q for the period ended November 30, 2014, filed by Walgreen Co. with the Securities and Exchange Commission on December 30, 2014 and (ii) 144,333,468 shares of Common Stock issued on December 31, 2014 in connection with the closing of the Second Step Acquisition.

(2)         Shares of Common Stock beneficially owned are held of record by Ms. Barra who acquired them as follows: (i) 295,257 shares of Common Stock in connection with the First Step Acquisition in consideration of Ms. Barra’s participation in the Alliance Boots Management Equity Plan; (ii) 366,094 shares of Common Stock as a return of Purchase Proceeds by AB Gibco contemporaneous with the First Step Acquisition in respect of Ms. Barra’s indirect investment in AB Gibco; (iii) 480,113 shares of Common Stock in connection with the Second Step Acquisition in consideration of Ms. Barra’s participation in the Alliance Boots Management Equity Plan; and (iv) 26,166 shares of Common Stock in connection with a share award under the Alliance Boots 2012 Long-Term Incentive Plan.  Ms. Barra has sole voting and dispositive power with respect to the shares of Common Stock she holds.

(3)         Shares of Common Stock beneficially owned by Mr. Pagni were acquired as follows: (i) 155,640 shares of Common Stock in connection with the First Step Acquisition in consideration of Mr. Pagni’s participation in the Alliance Boots Management Equity Plan; and (ii) 271,343 shares of Common Stock in connection with the Second Step Acquisition in consideration of Mr. Pagni’s participation in the Alliance Boots Management Equity Plan.  The figure does not include 35,726 shares of Common Stock beneficially owned by Mr. Pagni’s wife, with respect to which Mr. Pagni disclaims beneficial ownership.  Mr. Pagni has sole voting and dispositive power with respect to the 426,983 shares of Common Stock he beneficially owns.

(4)         Does not include 6,997 deferred stock units issued under the Walgreen Co. Nonemployee Director Stock Plan.  These units convert into the cash value of a share of Common Stock on a one-to-one basis and are settled in two installments, the first occurring within 30 days of termination as a director, and the second, one year after the first settlement date.

ALLIANCE SANTE PARTICIPATIONS S.A. AND NEWCIP S.A.

The directors of Alliance Santé Participations S.A. are the same individuals as the directors of NEWCIP S.A.

Directors

Stefano Pessina

See above

Ornella Barra

See above

Jean-Paul Goerens

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 23,493 shares; (2) in addition, Mr. Goerens has shared beneficial ownership over a further 5,000 shares. (1)

Simone Retter

Business Address:  14, avenue du X Septembre, L-2550 Luxembourg, Grand Duchy of Luxembourg.

Citizenship: Luxembourg.

Present Principal Occupation: Self-employed lawyer.

Beneficial Ownership of Issuer: 23,493 shares; (2) in addition, Ms. Retter beneficially owns a further 1,500 shares less than 0.1% of outstanding shares. (1)

Notes:

(1)         Ownership percentages are based on 1,089,975,766 shares of Common Stock, par value $0.01 per share, outstanding, calculated as the sum of (i) 945,642,298 shares of common stock, par value $0.078125 per share, of Walgreen Co. outstanding as of November 30, 2014, as reported by Walgreen Co. on its Quarterly Report on Form 10-Q for the period ended November 30, 2014, filed by Walgreen Co. with the Securities and Exchange Commission on December 30, 2014 and (ii) 144,333,468 shares of Common Stock issued on December 31, 2014 in connection with the closing of the Second Step Acquisition

(2)         The shares of Common Stock beneficially owned are held of record by SJ Ventures Ltd which acquired the shares of Common Stock as a return of First Step Purchase Proceeds by AB Gibco contemporaneous with the First Step Acquisition in respect of its indirect investment in AB Gibco.  Mr. Goerens has approximately a 92% pecuniary interest in the shares held by SJ Ventures Ltd and Ms. Retter has approximately an 8% pecuniary interest in the shares.

EXHIBIT INDEX

Exhibit A                         Joint Filing Agreement, dated December 31, 2014, by and among, AB Acquisitions Holdings Limited, Alliance Santé Participations S.A., NEWCIP S.A. and Stefano Pessina.*

Exhibit B                         Purchase and Option Agreement, dated as of June 18, 2012, by and among Alliance Boots GmbH, AB Acquisitions Holdings Limited, and Walgreen Co. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on June 19, 2012 (file number 001-00604))

Exhibit C                         Shareholders Agreement, dated as of August 2, 2012, by and among Walgreen Co., Stefano Pessina, KKR Sprint (Europe II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., each of the persons becoming a party thereto and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 4.1 of the Form 8-K filed by the Original Issuer on August 6, 2012 (file number 001-00604)).

Exhibit D                         Amendment No. 1, dated August 5, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Walgreen Scotland Investments LP, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P. (incorporated herein by reference to Exhibit 2.1 of the Form 8-K filed by the Original Issuer on August 6, 2014 (file number 001-00604)).

Exhibit E                          Amendment No. 2, dated December 31, 2014, to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement, as Amended by Amendment No. 1, dated as of August 5, 2014, by and among Walgreen Co., Alliance Boots GmbH, AB Acquisitions Holdings Limited, Ontario Holdings WBS Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited and KKR Sprint (KPE) Limited, Alliance Santé Participations S.A., Stefano Pessina and Kohlberg Kravis Roberts & Co. L.P.*

Exhibit F                           Notification Letter, dated December 31, 2014, from Walgreens to Alliance Boots GmbH, AB Acquisitions Holdings Limited, KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, KKR Sprint (KPE) Limited, Kohlberg Kravis Roberts & Co. L.P., Alliance Santé Participations S.A. and Stefano Pessina.*

* Filed herewith.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of common stock, par value $0.01 per share of Walgreens Boots Alliance, Inc., is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date:  December 31, 2014

AB ACQUISITIONS HOLDINGS LIMITED

By:	/s/ VIKRAM NAGRANI
Name: Vikram Nagrani
Title: Directo

/s/ JUAN X. CHINCOTTA
Name: Juan X. Chincotta
Title: Director

ALLIANCE SANTE PARTICIPATIONS S.A.

By:	/s/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

NEWCIP S.A.

By:	/s/ STEFANO PESSINA
Name: Stefano Pessina
Title: Administrateur (Director)

/s/ STEFANO PESSINA
STEFANO PESSINA

EXHIBIT E

EXECUTION VERSION

AMENDMENT NO. 2 TO PURCHASE AND OPTION AGREEMENT AND
WALGREEN CO. SHAREHOLDERS AGREEMENT

This AMENDMENT NO. 2, dated as of December 31, 2014 (this “Amendment”), to (i) the Purchase and Option Agreement, dated as of June 18, 2012, as amended by Amendment No. 1, dated as of on August 5, 2014 (the “Purchase Agreement”), is made by and among Walgreen Co., an Illinois corporation (“Buyer”), Alliance Boots GmbH, a private limited liability company incorporated under the laws of Switzerland, having its registered office at Untermattweg 8, 3027, Bern, Switzerland and registered in the Register of Commerce and Companies of the Canton of Bern under No. CH-170.4.007-953-1 (the “Company”), AB Acquisitions Holdings Limited, a private limited liability company incorporated under the laws of Gibraltar, having its registered office at 57/63 Line Wall Road, Gibraltar and registered under No. 98476 (the “Seller”), and Ontario Holdings WBA Limited, a company incorporated under the laws of England and Wales, having its registered office at 21 St Thomas Street, Bristol BS1 6JS, United Kingdom and registered under No. 09341210 (“Ontario Holdings”), and (ii) the Walgreen Co. Shareholders Agreement, dated as of August 2, 2012, as amended by Amendment No. 1, dated as of August 5, 2014 (the “Buyer Shareholders Agreement”), is made by and among (x) the Buyer, (y) KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, and KKR Sprint (KPE) Limited, each of which is an exempted limited company organized under the laws of the Cayman Islands, and Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (collectively, the “KKR Signatories”), and (z) Alliance Santé Participations S.A., a société anonyme organized under the laws of the Grand Duchy of Luxembourg, and Stefano Pessina (collectively, the “SP Signatories”).

WITNESSETH:

WHEREAS, Buyer, the Company and Seller (the “Purchase Agreement Parties”) have entered into the Purchase Agreement;

WHEREAS, pursuant to an Assignment, dated as of August 2, 2012, Buyer conveyed, assigned and transferred to Walgreen Scotland Investments LP (“Walgreen Scotland”), and Walgreen Scotland accepted and assumed, Buyer’s rights to the Call Option, including the right to exercise the Call Option, and on August 5, 2014, Walgreen Scotland exercised the Call Option;

WHEREAS, (1) Walgreen Scotland assigned and transferred all of its rights and obligations under the terms of the Purchase Agreement to Walgreen International Investments LLC in the dissolution of Walgreen Scotland on November 27, 2014; (2) Walgreen International Investments LLC assigned and transferred all of its rights and obligations under the terms of the Purchase Agreement to Walgreen International S.à r.l. (“WIS”) by an Assignment dated as of December 3, 2014; and (3) WIS assigned and transferred all of its rights and obligations under the terms of the Purchase Agreement to Ontario Holdings by an Assignment dated as of the date hereof;

WHEREAS, Buyer, the KKR Signatories and the SP Signatories (the “Shareholders Agreement Parties”, and together with the Purchase Agreement Parties, the “Parties”) have entered into the Buyer Shareholders Agreement;

WHEREAS, subject to the terms and conditions set forth in this Amendment, and pursuant to Section 11.01(b) of the Purchase Agreement, the Purchase Agreement Parties and Ontario Holdings desire to amend certain terms of the Purchase Agreement by entering into, and as set forth in, this Amendment; and

WHEREAS, subject to the terms and conditions set forth in this Amendment, and pursuant to Section 7.4 of the Buyer Shareholders Agreement, the Shareholders Agreement Parties desire to amend certain terms of the Buyer Shareholders Agreement by entering into, and as set forth in, this Amendment.

NOW THEREFORE, for and in consideration of the aforesaid premises and of the mutual representations, warranties and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, (i) the Purchase Agreement Parties and Ontario Holdings hereby agree as set forth in Sections 1, 2, 3 and 5 below and (ii) the Shareholders Agreement Parties hereby agree as set forth in Sections 1, 2, 4 and 5 below:

1.                                      Modification; Full Force and Effect.  Except as expressly modified and superseded by this Amendment, the terms and provisions of the Purchase Agreement and the Buyer Shareholders Agreement are and shall continue to be in full force and effect.

2.                                      Definitions.  Capitalized terms used herein without definition shall have the meanings ascribed to such terms in the Purchase Agreement unless otherwise indicated.

3.                                      Purchase Agreement Amendment.

(a)                                 Effectively as of immediately prior to the Second Step Closing, the first sentence of Section 7.16(d) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

“In furtherance of the foregoing, as soon as practicable after the Second Step Closing (but in no event later than twenty (20) Business Days thereafter), the Seller shall communicate to each Shareholder Distributee the written plan of delivery with respect to the delivery of the Second Step Purchase Price to the Shareholder Distributees (including any election mechanism) (the “Plan of Delivery”).

(b)                                 For the avoidance of doubt, the amendment in Section 3(a) above shall not have any effect on any indemnification obligations of the Seller under the Purchase Agreement, including under Section 10.01(a)(i)(4) thereof.

4.                                      Buyer Shareholders Agreement Amendment.  Effective as of immediately prior to the Second Step Closing, Section 2.1(d)(iii) of the Buyer Shareholders Agreement is hereby amended and restated in its entirety to read as follows:

“(iii) (A) with respect to any KKR Investor, any SP Investor and, if (but only if) any Other Gibco Investor is Transferring any Voting Securities in a coordinated transaction or series of transactions together with any KKR Investor or any SP Investor, such Other Gibco Investor (but only with respect to such Transfer), except in a Permitted Transfer,

2

on any given day in an amount (in aggregate across all such Investors) greater than 10% of the average daily trading volume of Company Common Stock for the 20-trading day period immediately preceding the date of such Transfer (the “Aggregate Volume Limitation”); provided, that the Aggregate Volume Limitation shall not apply to Transfers effected solely through a bona fide Underwritten Offering pursuant to an exercise of the registration rights provided in Article V of this Agreement; provided, further, that from and after the date that is six (6) months after the end of the Second Step Restricted Period with respect to all such Investors, the Aggregate Volume Limitation shall increase to 15% of the average daily trading volume of Company Common Stock for the 20-trading day period immediately preceding the date of such Transfer, or (B) with respect to any Other Gibco Investor (unless clause (A) applies to such Other Gibco Investor with respect to such Transfer), except in a Permitted Transfer, on any given day in an amount greater than 0.5% of the average daily trading volume of Company Common Stock for the 20-trading day period immediately preceding the date of such Transfer (the “Individual Volume Limitation”); provided, that the Individual Volume Limitation shall not apply to Transfers effected solely through a bona fide Underwritten Offering pursuant to an exercise of the registration rights provided in Article V of this Agreement; provided, further, that the Individual Volume Limitation shall not apply with respect to any Other Gibco Investor that (together with its Affiliates that are parties to this Agreement) beneficially owns (as defined under Rule 13d-3 of the Exchange Act) less than two million (2,000,000) shares of Company Common Stock; or”

5.                                      Miscellaneous.  The provisions of Article XI of the Purchase Agreement shall apply mutatis mutandis to this Amendment (other than Section 4 hereof, to which the provisions of Article VII of the Buyer Shareholders Agreement shall apply mutatis mutandis).

[signature page follows]

3

IN WITNESS WHEREOF, the Parties have each caused this Amendment to be signed as of the date first written above.

ALLIANCE BOOTS GMBH

By:	/s/ Marco Pagni
Name: Marco Pagni
Title: Director

By:	/s/ Frank Standish
Name: Frank Standish
Title: Director

AB ACQUISITIONS HOLDINGS LIMITED

By:	/s/ Marco Pagni
Name: Marco Pagni
Title: Director

By:	/s/ Wolfgang Zettel
Name: Dr. Wolfgang Zettel
Title: Director

WALGREEN CO.

By:	/s/ Thomas J. Sabatino, Jr.
	Name:	Thomas J. Sabatino, Jr.
	Title:	Executive Vice President, Chief Legal and Administrative Officer and Corporate Secretary

ONTARIO HOLDINGS WBA LIMITED

By:	/s/ Joseph H. Greenberg
Name: Joseph H. Greenberg
Title: Director

[Signature Page to Amendment No. 2 to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement]

KKR SPRINT (EUROPEAN II) LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR SPRINT (2006) LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR SPRINT (KPE) LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: CFO

[Signature Page to Amendment No. 2 to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement]

ALLIANCE SANTÉ PARTICIPATIONS S.A.

By:	/s/ Stefano Pessina
Name: Stefano Pessina
Title: Administrateur (director)

/s/ Stefano Pessina
STEFANO PESSINA

[Signature Page to Amendment No. 2 to the Purchase and Option Agreement and Walgreen Co. Shareholders Agreement]

EXHIBIT F

EXECUTION VERSION

Walgreen Co.

108 Wilmot Road
 Deerfield, Illinois 60015

December 31, 2014

VIA EMAIL AND FAX

AB Acquisitions Holdings Limited

57/63 Line Wall Road

Gibraltar

Fax: +350 200 71966

Attention: Marco Pagni

Alliance Boots GmbH

Untermattweg 8

3027, Bern

Switzerland

Attention: Marco Pagni, Group Legal Counsel & Chief Administrative Officer

Email: Marco.Pagni@allianceboots.com

Alliance Santé Participations S.A.

14, Avenue du X Septembre

L-2550 Luxembourg

Grand Duchy of Luxembourg

Fax: +352 27 99 01 039

Attention: Jean-Paul Goerens

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, New York 10019

United States

Fax: (212) 750-0003

Attention: David J. Sorkin

Ladies and Gentlemen:

This notice (the “Notice”) is hereby delivered to Alliance Boots GmbH (“Alliance Boots”), a private limited liability company incorporated under the laws of Switzerland, AB Acquisitions Holdings Limited, a private limited liability company incorporated under the laws of Gibraltar (“AB Acquisitions”), KKR Sprint (European II) Limited, KKR Sprint (2006) Limited, and KKR Sprint (KPE) Limited, each of which is an exempted limited company organized under the laws of the Cayman Islands, and Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (collectively, the “KKR Signatories”), and Alliance Santé Participations S.A., a société anonyme organized under the laws of the Grand Duchy of Luxembourg, and Stefano Pessina (collectively, the “SP Signatories”), pursuant to Section 11.06 of the Purchase and Option Agreement, dated as of June 18, 2012, as amended (the “Purchase Agreement”), by and among (i) Alliance Boots, (ii) AB Acquisitions, and (iii) Walgreen Co., an Illinois corporation (“Walgreens”), and Section 7.2 of the Walgreen Co. Shareholders Agreement, dated as of August 2, 2012, as amended (the “WAG Shareholders Agreement”), by and among, among others, (x) Walgreens, (y) the KKR Signatories, and (z) the SP Signatories.  Capitalized terms used, but not otherwise defined, in this Notice have the meanings given to such terms in the Purchase Agreement.

On October 17, 2014, Walgreens entered into an Agreement and Plan of Merger by and among Walgreens, Ontario Merger Sub, Inc. (“Merger Sub”), an Illinois corporation and an indirect wholly owned subsidiary of Walgreens, and Walgreens Boots Alliance, Inc. (“Walgreens Boots Alliance”), a Delaware corporation and a direct wholly owned subsidiary of Walgreens, pursuant to which, among other things, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Walgreens, with Walgreens surviving as a wholly owned subsidiary of Walgreens Boots Alliance (the “Reorganization”). In the Reorganization, existing shares of Walgreens common stock will be converted automatically into shares of Walgreens Boots Alliance common stock on a one-to-one basis. Walgreens Boots Alliance will be a successor registrant to Walgreens under the U.S. Securities Exchange Act of 1934, as amended.

This Notice constitutes notice that Walgreens Boots Alliance will be, and will be deemed to be for all purposes under the Transaction Documents (as defined in the Purchase Agreement), Walgreens’ successor and each such Transaction Document will be binding upon and inure to the benefit of Walgreens Boots Alliance (and its successors and permitted assigns) as successor to Walgreens and all references in the Transaction Documents to Walgreens should be construed as references to Walgreens Boots Alliance such that all rights and obligations of the parties in respect of Walgreens or its securities should be construed as rights and obligations in respect of Walgreens Boots Alliance or its securities (except in any instance in which, based on the context in which Walgreens or its securities is or are referenced, such construction would be plainly incorrect). This Notice shall constitute the required notice under any such Transaction Document to AB Acquisitions, Alliance Boots, the Investors (as defined in the WAG Shareholders Agreement), including the SP Signatories and the KKR Signatories, or any of their respective affiliates required as a result of the Reorganization.

Except as expressly modified and superseded by this Notice, the terms and provisions of the Purchase Agreement and the WAG Shareholders Agreement are and shall continue to be in full force and effect.

Please confirm your agreement to the foregoing by signing the acknowledgement (the “Acknowledgement”) appended to this Notice and returning a copy to us.

Very truly yours,
WALGREEN CO.

		By:	_/S/ THOMAS J. SABATINO, JR._
		Name:	Thomas J. Sabatino, Jr.
		Title:	Executive Vice President, Chief Legal
and Administrative Officer and
Secretary

cc:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3954
United States
Fax: 455-2502
Attention:	Mark D. Pflug, Esq.

Darrois Villey Maillot Brochier
69 avenue Victor Hugo
75116 Paris
France
Fax: +33 1 45 02 49 59
Attention:	Me. Alain Maillot
Benjamin Burman, Esq.

Andrew R. Brownstein, Esq.
Benjamin M. Roth, Esq.

Acknowledgement

The undersigned hereby acknowledges receipt of the Notice dated December 31, 2014 as adequate notice and confirms that AB Acquisitions Holdings Limited accepts Walgreens Boots Alliance as a successor to Walgreens under the Transaction Documents.

AB ACQUISITIONS HOLDINGS LIMITED

By:
/s/ Marco Pagni
Name: Marco Pagni
Title: Director

By:
/s/ Frank Standish
Name: Frank Standish
Title: Director

Acknowledgement

The undersigned hereby acknowledges receipt of the Notice dated December 31, 2014 as adequate notice and confirms that Alliance Boots GmbH accepts Walgreens Boots Alliance as a successor to Walgreens under the Transaction Documents.

ALLIANCE BOOTS GMBH

By:
/s/ Marco Pagni
Name: Marco Pagni
Title: Director

By:
/s/ Wolfgang Zettel
Name: Dr. Wolfgang Zettel
Title: Director

[Signature Page to Acknowledgement]

Acknowledgement

Each of the undersigned hereby acknowledges receipt of the Notice dated December 31, 2014 as adequate notice and confirms that each of the undersigned hereby accepts, on behalf of itself and each Investor (as such term is defined in the WAG Shareholders Agreement), Walgreens Boots Alliance as a successor to Walgreens under the Transaction Documents.  Each of the KKR Signatories represents and warrants to Walgreens that the KKR Signatories represent the KKR Investors Beneficially Owning a majority of the Total Voting Power Beneficially Owned by all KKR Investors (as such terms are defined in the WAG Shareholders Agreement) as of the date hereof.  Each of the SP Signatories represents and warrants to Walgreens that the SP Signatories represent the SP Investors Beneficially Owning a Majority of the Total Voting Power Beneficially Owned by all SP Investors (as such terms are defined in the WAG Shareholders Agreement) as of the date hereof.  Each of the KKR Signatories and the SP Signatories represents and warrants to Walgreens that the SP Signatories and the KKR Signatories together represent Investors Beneficially Owning a Majority of the Total Voting Power Beneficially Owned by all Investors (as such terms are defined in the WAG Shareholders Agreement) as of the date hereof.

KKR SPRINT (EUROPEAN II) LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR SPRINT (2006) LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR SPRINT (KPE) LIMITED

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

[Signature Page to Acknowledgement]

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: CFO

[Signature Page to Acknowledgement]

ALLIANCE SANTÉ PARTICIPATIONS S.A.

By:	/s/ Stefano Pessina
Name: Stefano Pessina
Title: Administrateur (director)

/s/ Stefano Pessina
STEFANO PESSINA

[Signature Page to Acknowledgement]